UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

On May 1, 2024, Centogene N.V. (the “Company”) provided the following updates:

1.	Lifera Loan Amendment

On April 23, 2024, the Company and Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and a wholly-owned subsidiary of the Public Investment Fund based in Riyadh, entered into an amendment (the “Loan Amendment”) to the convertible loan agreement (the “Loan Agreement”) dated October 26, 2023 between the Company and PIC to, among other provisions, extend the maturity date thereunder to the earlier of April 1, 2025 and the date that is twenty days following the receipt by the Company and PIC of approval by the Committee on Foreign Investment in the United States (CFIUS) of the issuance of the Company’s common shares upon conversion of the loan provided under the Loan Agreement.

2.	Potential Accounts Receivable Financing with Lifera

Recently, the Company agreed on preliminary terms with Lifera for a potential accounts receivable financing, subject to the definitive agreement and any related agreements, which are currently being negotiated, being finalized between the parties and then approved by the Company’s senior lender, Oxford Finance LLC (“Oxford”), as described below. The terms of such proposed financing would include payments to the Company in exchange for Lifera obtaining rights to certain of the Company’s accounts receivable payments and other matters currently being negotiated between the parties, including an increase in the number of the Company’s common shares that Lifera would be entitled to upon conversion (collectively, the “Lifera AR Financing”).

There can be no assurance that the Lifera AR Financing will be completed. The Company is working on several alternatives in addition to the Lifera AR Financing. Should none of these options result in cash inflow into the Company, the Company estimates that its existing cash on hand will be sufficient to fund its operations, as currently planned, through the end of the second quarter of 2024. In addition to the foregoing, on February 28, 2024, the Company announced it is exploring a range of strategic alternatives including without limitation, an acquisition of the Company through a tender offer, a merger or other business combination, divestitures of asset, licensing/partnership transactions and seeking additional financing. There can be no assurance that the Company’s strategic review process will result in any transaction or other strategic outcome.

The terms of the Lifera AR Financing would be subject to the approval of the Company’s senior lender Oxford. The Company’s loan agreement with Oxford contains customary events of default including insolvency, failure to comply with the Company’s reporting obligations and any delisting of the Company’s common shares from Nasdaq. With respect to the latter, as previously disclosed on February 27, 2024, Nasdaq issued a delisting determination against the Company, subject to the Company’s right to a hearing with Nasdaq’s Listing Qualifications Department panel, which occurred on April 30, 2024. At such hearing, the Company presented its plan of compliance and sought additional time to regain compliance, and is awaiting a decision. There can be no assurance that Nasdaq will approve such request or that Nasdaq will not delist the Company’s common shares.

3.	Delayed Form 20-F

The Company is concurrently filing a Form 12b-25 with the U.S. Securities and Exchange Commission to obtain a 15-day extension for the filing of its Annual Report on Form 20-F. As described in the Form 12b-25, the reason for the extension is to enable more time to complete the Form 20-F (including describing the Company’s going concern risks), given that Company resources have been diverted to the ongoing discussions regarding the Lifera AR Financing and the strategic alternatives process.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2024

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer